Notice of Annual Meeting of Shareholders and

Availability of Proxy Materials

MEETING DATE AND LOCATION

Meeting Type:	Annual General Meeting of Shareholders (the "Meeting")

When:	June 11, 2021 at 10:00 a.m. (Vancouver Time)

Where:	https://web.lumiagm.com/202890549

BUSINESS OF THE MEETING

1. To receive the audited financial statements of the Company for its fiscal year ended December 31, 2020 and the report of the auditor thereon, which are available for download under the Company's SEDAR profile at www.sedar.com;

2. To elect directors of the Company for the ensuing year (see "Election of Directors" in the Company's management information circular dated April 27, 2021 (the "Circular"));

3. To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see "Appointment of Auditor" in the Circular); and

4. To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation (see "Advisory Vote on Executive Compensation" in the Circular).

NOTICE-AND-ACCESS

Galiano Gold Inc. ("Galiano Gold" or the "Company") is using the notice-and-access model for delivery of meeting materials to shareholders of common shares of Galiano Gold ("Shareholders"). Under notice-and-access, Shareholders still receive a proxy for registered Shareholders or voting instruction form for non-registered (beneficial) Shareholders enabling them to vote at the Meeting. However, instead of a paper copy of the Circular, Shareholders receive this notice with information on how they may access the meeting materials electronically. The use of this alternative means of delivery contributes to the protection of the environment by reducing tree, water and energy consumption, and will reduce the cost of printing and mailing materials to Shareholders.

Therefore, instead of receiving the Circular by mail, you may view it electronically by visiting www.galianogold.com/investors/annual-meeting or the Company's SEDAR profile at www.sedar.com.

HOW DO I OBTAIN A PRINTED COPY OF THE CIRCULAR?

Should you wish to receive paper copies of the Circular or have any questions related to this meeting, please contact Galiano Gold Inc. at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, or by phone at 604-683-8193 or 1-855-246-7341 or by fax: (604) 683-8194.

If you request materials before the Meeting, the Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Circular before the voting deadline for the Meeting of 10:00 a.m. (Pacific Time) on Wednesday June 9, 2021, your request must be received no later than Monday, May 31, 2021. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

If you request materials on the date of the Meeting or in the year following the filing of the Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

WHO CAN VOTE?

Holders of common shares of Galiano Gold on the record date of April 27, 2021 are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice, a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

If you wish to vote at the virtual Meeting, please follow the instructions found in the Circular. You are reminded to view the Circular prior to voting.

Please submit your vote well in advance of the proxy deposit deadline on Wednesday

June 9, 2021 at 10:00 a.m. (Vancouver Time).

BOARD RECOMMENDATION

The Board of Directors of Galiano Gold Inc. unanimously recommends that Shareholders VOTE FOR of all the proposed resolutions.

By order of the Board,

/s/ Greg McCunn

Greg McCunn

Chief Executive Officer
April 27, 2021

If you have questions or require assistance with voting, please contact Galiano Gold's proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com